Phone:	(212) 885-5436
Fax:	(917) 332-3817
Email:	ejacque@blankrome.com

October 10, 2018

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Allison White

Re:	RiverPark Funds Trust

Registration Statement on Form N-14
File Number: 333-227107

Dear Ms. White:

On behalf of the RiverPark Funds Trust (the “Fund”), this letter is in response to the comments received on September 26, 2018 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s pre-effective amendment to its registration statement on Form N-14 filed on August 29, 2018 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Please provide a form of the proxy card for SEC review.

RESPONSE: The form of the proxy card is attached hereto as Exhibit A.

2.	It is unclear why the Registration Statement includes Edgar series and class IDs for the retail shares when they are not part of the reorganization. If there are cases in which shareholders may receive retail shares or will exchange institutional shares for retail shares, please disclose that throughout and note that the retail shares have higher fees.

RESPONSE: Under no circumstances will holders of shares of the Interval Fund receive retail class shares of the New Fund in the Reorganization. The Fund has modified the references to the retail class shares of the New Fund throughout the Registration Statement to clarify this point.

3.	The Introduction section contains the following language: “A Statement of Additional Information dated [DATE], related to this Proxy Statement/Prospectus and the Reorganization Statement of Additional Information (the “Reorganization SAI”) has been filed with…” Please provide the date and file number to the Reorganization SAI being incorporated by reference.

RESPONSE: The Fund has added the following disclosure:

A Statement of Additional Information dated October 20, 2018, related to this Proxy Statement/Prospectus and the Reorganization Statement of Additional Information (the “Reorganization SAI”) has been filed (File Nos. 333-167778 and 811-22431) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into this Proxy Statement/Prospectus. A copy of the Reorganization SAI is available upon request and without charge by calling 888-564-4517, or on the Internet at http://www.riverparkfunds.com.

4.	Please include file numbers for any documents included by reference including the file number for the Reorganization SAI mentioned above.

RESPONSE: The Fund has added the file numbers for any documents incorporated by reference. Please see the response to comment 3 above.

5.	Please provide the disclosure required in Items 4(a), 9(a), (b), and (d) of Form N-1A for the new fund, pursuant to Item 5(a) of N-14.

RESPONSE: The Fund has addressed Items 4(a), 9(a), (b), and (d) of Form N-1A for the new fund pursuant to Item 5(a) of N-14 by incorporating the N-1A dated October 20, 2018 into the disclosure as permitted by General Instruction G of Form N-14.

6.	In the “Purchase Procedures” section, there is a statement: “The New Fund reserves the right to transfer shares, on a tax-free basis, from Institutional Class shares to Retail Class shares, if such shareholder’s account falls below the minimum.” If someone has less than $50K invested, please clarify whether they will receive retail shares.

RESPONSE: The Fund has deleted the statement and clarified that holders of the Interval Fund shares will only receive Institutional Class Shares in the Reorganization. The Fund has added the following disclosure:

Under no circumstances will shareholders of the Interval Fund receive Retail shares as part of the Reorganization.

7.	Please include all information required by Items 8, 11 and 12 of Form N-1A.

RESPONSE: The Fund has addressed Items 8, 11 and 12 of Form N-1A by incorporating the N-1A dated October 20, 2018 into the disclosure as permitted by General Instruction G of Form N-14.

8.	In the Fee Table, please clarify the reason for including a column for the retail shares if they are not part of the Reorganization.

RESPONSE: The Fund has deleted the column for the retail shares in response to the Staff’s comment.

9.	In footnote (3) of the Fee Table, which describes the fee waiver, please confirm that it will last one year beyond the N-14 date.

RESPONSE: The Fund hereby confirms that the expense limitation agreement will remain in place for at least one year from the date of the N-14. The Fund has added the following disclosure:

The expense limitation for the Institutional Class of the New Fund, expressed as a percentage of net assets, is 1.00%. This expense limitation agreement will remain in place for at least one year from the date hereof.

10.	Regarding the recoupment provision in footnotes (3) and (4) of the Fee Table, please add that the reimbursement will not be made if it would cause the annual expense limitation in effect at the time of the waiver or at the time of the reimbursement to be exceeded.

RESPONSE: The Fund has revised the disclosure as follows:

(3)	RiverPark has agreed contractually to waive its fees and to absorb expenses of the Interval Fund to the extent necessary to ensure that ordinary operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed certain percentages of the Interval Fund’s average net assets. The Interval Fund has agreed to repay RiverPark in the amount of any fees waived and expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the reimbursement to be exceeded. The expense limitation for the Interval Fund, expressed as a percentage of average net assets, is 1.00%.

(4)	RiverPark has agreed contractually to waive its fees and to absorb expenses of the New Fund to the extent necessary to ensure that ordinary operating expenses of each class (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed certain percentages of the New Fund’s average net assets. The New Fund has agreed to repay RiverPark in the amount of any fees waived and expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the reimbursement to be exceeded. The expense limitation for the Institutional Class of the New Fund, expressed as a percentage of net assets, is 1.00%. This expense limitation agreement will remain in place for at least one year from the date hereof.

11.	In the Expense Example, please clarify whether the expense example numbers reflect the expense reimbursement and confirm that it is reflected only for the period that it is in place.

RESPONSE: The Fund hereby confirms that the expense example numbers reflect the expense reimbursement only for the period that the expense limitation agreement is in place.

12.	In the Performance of the Interval Fund section, please revise the second paragraph as follows: “The predecessor private fund was reorganized into the Interval Fund as of September 30, 2016 …”

RESPONSE: The Fund has revised the disclosure as requested in response to the Staff’s comments.

13.	In the Performance of the Interval Fund section, please update the performance information for 2017.

RESPONSE: The Fund has revised the disclosure and updated the performance for 2017 as requested by the Staff.

14.	In the Board Consideration of the Reorganization section, please discuss any drawbacks of the reorganization so that the disclosure is more balanced.

RESPONSE: Given the fact that all aspects of the Fund, including the portfolio manager, the expense ratios, the investment objectives and strategies, are identical and that the only change for shareholders will be the ability to sell shares of the Fund on a daily basis as opposed to quarterly, the Fund can think of no drawbacks to the Reorganization and thus has not included a discussion on any drawbacks in the disclosure.

15.	In the Management Fees and Other Expenses section, please disclose the amount of the advisor fee including any breakpoints as required by Item 10(a)(ii)(A) of N-14. Also, please include a statement by the Portfolio Manager disclosure as required by Item 10(a)(2) and 10(A)(1)(iii) of N-1A.

RESPONSE: The Fund has modified the disclosure to make clear that the management fee for the New Fund will be 0.65% of the average daily assets under management, as was the case previously for the Interval Fund. The Fund has revised the disclosure as follows:

Under the New Advisory Agreement, the New Fund pays to RiverPark as compensation for the services rendered, facilities furnished, and expenses paid by it a management fee at a fixed annual rate of 0.65% of the average daily net assets of the New Fund, the same fees as those previously paid by the Interval Fund pursuant to the RiverPark Advisory Agreement. Similarly, the expense limitation agreement is the same.

16.	Please provide information required by Item 3 of Schedule 14A (dissenters right of appraisal), which is required by Item 7(c)(1) of N-14. Alternatively, state there is no right.

RESPONSE: The Fund has added the following disclosure:

Dissenter’s Rights of Appraisal

There are no dissenter’s appraisal rights available for the Reorganization.

17.	In the Voting Information section, please clarify that each whole share is entitled to one vote, not that each holder is entitled to one vote regardless of how many shares the holder owns.

RESPONSE: The Fund has revised the disclosure as follows:

Holders of record of the shares of the Interval Fund at the close of business on September ___, 2018 (the “Record Date”), as to any matter on which they are entitled to vote, will be entitled to one vote per whole share held and each fractional share is entitled to a proportionate fractional vote on all business of the Special Meeting.

18.	In the Statement of Additional Information–Additional Information about the New Fund section, please note the sentence: “The Statement of Additional Information of the RiverPark Funds Trust is incorporated herein (see below).” Please provide all necessary information to incorporate by reference.

RESPONSE: The Fund has added the following disclosure:

Incorporated by reference is the Statement of Additional Information in the Registration Statement on Form N-1A of the RiverPark Funds Trust dated October 20, 2018 (SEC Registration Nos. 333-167778 and 811-22431), as supplemented, as filed with the SEC. You can obtain a free copy of the Registration Statement on Form N-1A on the RiverPark website at www.riverparkfunds.com or by contacting a RiverPark representative at:

156 W. 56th Street, 17th Floor

New York, NY 10019

19.	In Part C (Indemnification), please include the indemnification representations under Rule 484 of the ’33 Act.

RESPONSE: The Fund has added the following disclosure:

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

20.	In Part C (Item 16), please file all required exhibits.

RESPONSE: The Fund has filed all required exhibits in response to the Staff’s comment.

21.	Please file the Powers of Attorney referenced on the signature page.

RESPONSE: The Fund has filed the referenced Powers of Attorney in response to the Staff’s comment.

*********************

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the pre-effective amendment to Form N-14 to be filed on October 10, 2018.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5436.

Sincerely,

/s/ Elena Jacque Elena Jacque

EXHIBIT A

RIVERPARK FLOTAING RATE CMBS FUND

PROXY CARD FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [_____], 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of RiverPark Floating Rate CMBS Fund (the "RiverPark Fund") hereby constitutes and appoints Morty Schaja and Paul Genova, or any of them, the action of a majority of them voting to be controlling, as proxy of the undersigned, with full power of substitution, to vote all shares of beneficial interest of the RiverPark Fund standing in his or her name on the books of the RiverPark Fund at the Special Meeting of Shareholders of the RiverPark Fund to be held at [ADDRESS], on [____], 2018 at [____] a.m., Eastern Time, or at any adjournment thereof, with all the powers which the undersigned would possess if personally present, as designated on the reverse hereof.

The undersigned hereby revokes any proxy previously given and instructs the said proxies to vote in accordance with the instructions with respect to (1) to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the RiverPark Floating Rate CMBS Fund, a newly created series of the RiverPark Funds Trust (the “New Fund”), in exchange for shares of the New Fund, which would be distributed by the RiverPark Fund to the holders of its shares pro rata, based on the number of RiverPark Fund shares held, in complete liquidation of the RiverPark Fund; and (2) to transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the shareholder. If no such direction is made, the said proxies will vote FOR Proposal 1, and in their discretion with respect to such other matters as may properly come before the Special Meeting of Shareholders, in the interest of the RiverPark Fund.

(Continued and to be dated and signed on reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

RIVERPARK FLOATING RATE CMBS FUND

[_____], 2018

PLEASE DATE, SIGN AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" PROPOSAL 1 (THE APPROVAL OF THE PROPOSED MERGER OF THE RIVERPARK FUND WITH AND INTO THE NEW FUND) AND "FOR" PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.	to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the RiverPark Floating Rate CMBS Fund, a newly created series of the RiverPark Funds Trust (the “New Fund”), in exchange for shares of the New Fund, which would be distributed by the RiverPark Fund to the holders of its shares pro rata, based on the number of RiverPark Fund shares held, in complete liquidation of the RiverPark Fund.

FOR	AGAINST	ABSTAIN
/ /	/ /	/ /

2.	To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

FOR	AGAINST	ABSTAIN
/ /	/ /	/ /

Your proxy is important to assure a quorum at the Special Meeting of Shareholders, whether or not you plan to attend the meeting in person. You may revoke this proxy at anytime, and the giving of it will not affect your right to attend the Special Meeting of Shareholders and vote in person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGNATURE OF SHAREHOLDER	DATE

SIGNATURE OF SHAREHOLDER	DATE

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.